  Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF FORMATION
OF
OPEXA THERAPEUTICS, INC.

Pursuant to the provisions of Section 3.053 of the Texas Business Organizations Code, Opexa Therapeutics, Inc., a Texas corporation (the “Corporation”), hereby adopts the following Certificate of Amendment to its Restated Certificate of Formation (the “Restated Certificate”).

ARTICLE I.

The name of the Corporation is Opexa Therapeutics, Inc. The file number issued to the Corporation by the Secretary of State of the State of Texas is 118585600 and the date of formation of the Corporation is March 15, 1991.

ARTICLE II.

The Restated Certificate is hereby amended by replacing the last paragraph at the end of Article IV in its entirety as follows:

“Upon this Certificate of Amendment to the Restated Certificate of Formation becoming effective pursuant to the Texas Business Organizations Code of the State of Texas (the “Effective Date”), each share of Common Stock, par value $0.01 per share (the “Old Common Stock”), issued and outstanding immediately prior to the Effective Date, shall be, and hereby is, reclassified as and changed into 0.096567 of a share of Common Stock, par value $0.01 per share (the “New Common Stock”). Each outstanding stock certificate which immediately prior to the Effective Date represented one or more shares of Old Common Stock shall thereafter, automatically and without the necessity of surrendering the same for exchange, represent the number of whole shares of New Common Stock determined by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Date by 0.096567 and rounding such number down to the nearest whole integer, and shares of Old Common Stock held in uncertificated form shall be treated in the same manner. The Corporation shall not be required to issue or deliver any fractional shares of New Common Stock. Each holder of such New Common Stock shall be entitled to receive for such fractional interest, and at the Effective Date any such fractional interest in such shares of New Common Stock shall be converted into the right to receive, an amount in cash, without interest, determined by multiplying (i) such fractional share interest to which the holder would otherwise be entitled by (ii) the closing price of the Common Stock (on a post-reverse-split basis as adjusted for the amendment effected hereby) on the trading day immediately prior to the Effective Date on The NASDAQ Capital Market, or, if such price is not available, the average of the last bid and asked prices of the Common Stock on such day or other price determined by the Board of Directors. Shares of Common Stock that were outstanding prior to the Effective Date and that are not outstanding after the Effective Date shall resume the status of authorized but unissued shares of Common Stock.”

ARTICLE III.

This Certificate of Amendment to the Restated Certificate has been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the Corporation.

ARTICLE IV.

This Certificate of Amendment shall become effective on September 19, 2017 at 3:01 p.m. Central Daylight Time.

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Dated: September 19, 2017	/s/ Neil K. Warma
Neil K. Warma
President and Chief Executive Officer

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